                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*

                     AMERICAN LOCKER GROUP INCORPORATED
                              (Name of Issuer)

                        Common Stock $1.00 par value
                       (Title of Class of Securities)

                                002408-10-2
                               (CUSIP Number)

Charles E. Harris, 1500 Oliver Building, Pittsburgh, PA 15222, 412-355-6730
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               April 16, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           SEC 1746 (12-91)

                                SCHEDULE 13D
 CUSIP No. 002408 10 2                             Page 2 of 4 Pages

   1 NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas P. Johnson
          ###-##-####

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /_/
                                                              (b) /_/
          Not applicable
   3 SEC USE ONLY

   4 SOURCE OF FUNDS*
          Personal Funds

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                               /_/


   6 CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

   NUMBER OF    7    SOLE VOTING POWER
     SHARES          164,785 (See Addendum)
  BENEFICIALLY
   OWNED BY
      EACH     8    SHARED VOTING POWER
   REPORTING         0
    PERSON
      WITH     9    SOLE DISPOSITIVE POWER
                     164,785

                10   SHARED DISPOSITIVE POWER
                     0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     164,785 (See Addendum)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                      /_/


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.5%

 14  TYPE OF REPORTING PERSON*
     Individual

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     STATEMENT OF INFORMATION REQUIRED
                      PURSUANT TO SECTION 13(d)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  Security and Issuer

          The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 15 West Second Street, Jamestown, New York 14702.

ITEM 2.  Identity and Background

          This statement is filed by Thomas P. Johnson, whose business address is 1500 Oliver Building, Pittsburgh, Pennsylvania 15222.

                Principal Occupation:
                   Of Counsel, Kirkpatrick & Lockhart LLP

          During the last five (5) years, Mr. Johnson:

                (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, and

                (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Citizenship:
                United States of America

          On April 16, 1996, Mr. Johnson purchased in a private transaction an aggregate of 13,000 shares of ALGI Common Stock for $14.00 per share, or $182,000 in the aggregate.

ITEM 3.  Source and Amount of Funds or Other Consideration

                The total consideration was $182,000 and the source was personal funds.


ITEM 4.  Purpose of Transaction

                The purpose of the transaction is to increase Mr. Johnson's investment in ALGI.


ITEM 5.  Interest in Securities of the Issuer

          Mr. Johnson owns directly 131,985 shares of ALGI Common Stock and owns indirectly, through Teepeejay Inc., a corporation wholly owned by a corporation wholly owned by Mr. Johnson, 32,800 shares of ALGI Common Stock. The total 164,785 shares represent 20.5% of the outstanding shares of that class.

          Mr. Johnson disclaims beneficial ownership of 300 shares of ALGI Common Stock owned by Mr. Johnson's wife. Such shares are not included in the number or percentage of shares of ALGI Common Stock reported by Mr. Johnson in this Amendment to Schedule 13D.

          Other than the purchase of ALGI Common Stock described in Item
2, no transactions in ALGI Common Stock were effected by Mr. Johnson during the past sixty (60) days.


ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Johnson and any other person with respect to securities of ALGI.


ITEM 7.   Material to be Filed as Exhibits

          None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  April 19, 1996			/s/Thomas Phillips Johnson
                                        --------------------------
                                        Thomas Phillips Johnson



                                Page 4 of 4